Via EDGAR

October 11, 2017

H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	BP Midstream Partners LP

Registration Statement on Form S-1

File No. 333-220407

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, BP Midstream Partners LP (the “Partnership,” “we,” “us” or “our”) hereby confidentially submits (the “Submission”) its currently expected offering terms of the initial public offering (the “Offering”) of common units representing limited partner interests in the Partnership (the “Common Units”), including, among other things, the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the number of Common Units to be offered, the estimated net proceeds the Partnership expects to receive from the Offering and the total number of Common Units to be outstanding after the Offering. The Partnership expects that these pricing terms and other items will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-220407 (the “Registration Statement”).

The Offering terms included in the Submission are based on bona fide estimates of the range of the minimum and maximum offering price and the maximum number of Common Units to be offered as of October 16, 2017. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Partnership proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per Common Unit, with a midpoint of $20.00 per Common Unit. In the Offering, the Partnership proposes to sell up to 42,500,000 Common Units. The Partnership also proposes to grant the underwriters a 30-day option to purchase up to an additional 6,375,000 Common Units to cover over-allotments. As discussed with members of the Staff, this range and the additional information included in the Submission are initially being provided for your consideration by correspondence due to the Partnership’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

The Partnership is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. We expect that these marked changes will be incorporated into a future amendment to the Registration Statement. The Partnership seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

* * * * *

Please direct any questions that you have with respect to the foregoing to David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or Sarah K. Morgan of the same firm at (713) 758-2977.

Very truly yours,

BP MIDSTREAM PARTNERS LP

By:	/s/ Robert P. Zinsmeister
Name:	Robert P. Zinsmeister
Title:	Chief Executive Officer

cc:	David P. Oelman, Vinson & Elkins L.L.P.

Sarah K. Morgan, Vinson & Elkins L.L.P.